Mail Stop 4561

May 24, 2010

Mr. Thaddeus J. Shalek
Interim Chief Financial Officer
Smart Online, Inc.
4505 Emperor Blvd., Suite 320
Durham, NC 27703

>   **Re: Smart Online, Inc.**
>   **Item 4.02 Form 8-K**
>   **Filed April 16, 2010**
>   **File No. 001-32634**

Dear Mr. Shalek:

We have reviewed your response letter dated May 19, 2010, in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 21, 2010.

General

1.   We note that your response letter does not include the representations requested in the closing of our prior comment letter. The representations requested in the closing of our letter dated April 21, 2010, must be signed by the company's management. Please provide all three acknowledgements in the form previously requested.

Form 8-K filed on April 16, 2010

2.   We note your response to our prior comment number 2. It is unclear to us why you are recording the payment of the revenue sharing amount as a sales and marketing expense component of operating expenses. Please tell us the accounting guidance that you have cited to recognize these expenses as sales

       commissions. Also, tell us if this is a consistent treatment for all of your contracts that you recognize on a gross basis. We repeat our prior comment to tell us how you considered the accounting guidance in ASC 705-10-25-9 through 12.

3.   We note your response to our prior comment number 3. Tell us the Staff member that you had your telephone discussion with on April 13, 2010. Provide to us the fact pattern that was provided to the Staff and the conclusion reached from the discussion. In addition, provide us with your SAB 99 analysis that a restatement of the respective financial statements is not necessary.

4.   We have reviewed your response to our prior comment number 4. Your response is unclear to us. That is, you reference your Form 10-K filed on April 15, 2010, which is for the year ended December 31, 2009. However, in your Form 10-K for the year ended December 31, 2008, and the Form's 10-Q for the quarterly periods ended March 31, 2009, June 30, 2009, and September 30, 2009, the existing disclosures indicate that management has concluded that the Company's disclosure controls and procedures are effective. Therefore, we repeat our prior comment to amend the respective filings to describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the Company's disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

* * * * * * *

      Please respond to these comments within five business days or tell us when you will provide us with a response. If you amend your filing(s), you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and response to our comments.

      If you have any questions, please contact me at (202) 551-3739.

      Sincerely,

      Ryan Rohn
      Staff Accountant